Feutune Light Acquisition Corporation

48 Bridge Street, Building A

Metuchen, New Jersey 08840

April 8, 2024

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jay Ingram, Sarah Sidwell, Charles Eastman and Hugh West

Re:	Feutune Light Acquisition Corporation

Registration Statement on Form S-4

Filed on March 15, 2024

File No. 333-275933

Ladies and Gentlemen:

Feutune Light Acquisition Corporation (“we”, “us”, “our”, “FLFV” or the “Company”) hereby provides responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated March 26, 2024 (the “Letter”), regarding the Company’s Registration Statement on Form S-4 referenced above (as amended by that certain Amendment No. 2 to Form S-4 filed with the Commission on March 15, 2024, the “Registration Statement”). Contemporaneously, the Company is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) publicly via EDGAR.

For reference purposes, the comments contained in the Staff’s Letter are repeated below in bold and are followed by the Company’s corresponding responses. All references to page numbers and captions correspond to Amendment No. 3, unless otherwise specified herein. Capitalized terms used but not defined herein shall have the meaning ascribed to them in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-4

General

1.	Please update your disclosure regarding the status of your compliance with Nasdaq’s continued listing criteria. In this regard, we note that on March 18, 2024, you received a written notice from the Listing Qualifications Department of The Nasdaq Stock Market and were provided 45 calendar days from the date of the Notification Letter, or until May 2, 2024, to submit a plan to regain compliance with Nasdaq’s continued listing criteria. Please also revise your risk factor disclosure to address the impact of a potential delisting on the Company and its shareholders.

Response: we respectfully acknowledge the Staff’s comment and have revised our disclosure on pages xx, 62 and 155 of Amendment No. 3.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

April 8, 2024

2.	Please revise your disclosure to reflect the special shareholder meeting that was called March 18, 2024 to extend the deadline of the business combination to December 21, 2024. Include, without limitation, the percentage of redeeming shareholders, changes in extension deposits, additionally issued Promissory Notes and effects on the trust account.

Response: We respectfully acknowledge the Staff’s comment and have revised our disclosure on pages viii, 1, 87, 93, 146 and 158 of Amendment No. 3.

3.	Please file your amended Certificate of Incorporation of Feutune Light Acquisition Corporation and the Promissory Notes granted to Thunder Power Holdings Limited as exhibits to your registration statement.

Response: We respectfully acknowledge the Staff’s comment and have filed the amended Certificate of Incorporation of the Company as Exhibit 3.5 to Amendment No. 3 and the promissory note granted to Thunder Power Holdings Limited as Exhibit 10.10 to Amendment No. 3.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

April 8, 2024

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq. of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Yuanmei Ma
Yuanmei Ma Chief Financial Officer

cc:	Xuedong Tian
Yuanmei Ma
Wellen Sham
Arila Zhou, Esq.
Ze’-ev D. Eiger, Esq.
Andrew J. Sherman, Esq.

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